SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              GEORGIA POWER COMPANY
                        241 Ralph McGill Boulevard, N.E.
                           Atlanta, Georgia 30308-3374

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                                Judy M. Anderson
                          Vice President and Secretary
                              Georgia Power Company
                        241 Ralph McGill Boulevard, N.E.
                           Atlanta, Georgia 30308-3374

                   (Names and addresses of agents for service)

                    The Commission is requested to mail signed copies of all orders, notices and communications to:

                                 W. L. Westbrook
                            Financial Vice President
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

          Wayne T. Dahlke                             John D. McLanahan, Esq.
Power Delivery Senior Vice President                   Troutman Sanders LLP
       Georgia Power Company                        600 Peachtree Street, N.E.
  241 Ralph McGill Boulevard, N.E.                          Suite 5200
    Atlanta, Georgia 30308-3374                       Atlanta, Georgia 30308


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9


                              INFORMATION REQUIRED


Item 1.       Description of Proposed Transactions.
              Georgia Power Company ("Georgia Power") is a wholly-owned subsidiary of The Southern Company, a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). Georgia Transmission Corporation ("GTC") is a Georgia electric membership corporation comprised of thirty-nine (39) electric membership cooperatives.
              Georgia Power proposes, pursuant to an Agreement of Exchange ("Exchange Agreement") with GTC, to convey to GTC all of Georgia Power's right, title and interest in and to the real and personal property comprising up to 27 of Georgia Power's distribution and transmission substation facilities which are listed on Schedule 1 attached hereto and by this reference incorporated herein (the "Georgia Power Substation Facilities"), in exchange for all of GTC's right, title and interest in and to the real and personal property comprising up to 4 of GTC's distribution and transmission substation facilities which are listed on
Schedule 2 attached hereto and by this reference incorporated herein (the "GTC Substation Facilities"). The estimated exchange value of the GTC Substation Facilities represents GTC's original book cost of the GTC Substation Facilities, including land, incurred through the date of closing. The estimated exchange value of the Georgia Power Substation Facilities represents Georgia Power's original book cost of the Georgia Power Substation Facilities, including land, incurred through the date of closing plus an additional amount in order to insure that Georgia Power does not incur any after-tax loss on the exchange. A

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payment to equalize the value of the Georgia Power Substation Facilities and the
GTC Substation Facilities will be made by GTC to Georgia Power at the closing. This payment is expected to equal approximately 3.8 million dollars.
              Currently, the Georgia Power Facilities primarily serve GTC's load and vice-versa. Under the Revised and Restated Integrated Transmission System Agreement, dated as of November 12, 1990 (the "System Agreement"), between Georgia Power and GTC as assignee of Oglethorpe Power Corporation (An Electric Membership Corporation), the owner of Integrated Transmission System assets is responsible for the operation and maintenance of those assets. This exchange will realign Georgia Power and GTC's interests so that GTC is responsible for the operation and maintenance payments for facilities which principally serve GTC's load and Georgia Power is responsible for the operation and maintenance for facilities which principally serve Georgia Power's load. The 27 substations being disposed of by Georgia Power represent less than 1% of Georgia Power's total substation facilities (based on original cost).
              Georgia Power will obtain from its First Mortgage Bond Trustee a release of the Georgia Power Substation Facilities from the lien of Georgia Power's First Mortgage Bond Indenture. GTC will obtain a release executed by SunTrust Bank, Atlanta, as Trustee under GTC's Indenture dated as of March 1, 1997 releasing the GTC Substation Facilities from the lien of said Indenture.
              The closing for the proposed exchange is scheduled to take place at the later of May 1, 1999 or as soon as all requisite regulatory approvals have been obtained; however, Georgia Power requests authority to consummate the transaction at any time on or before December 31, 1999. The closing is subject to Georgia Power's and GTC's receiving the requisite approvals of all applicable

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regulatory agencies, including the Commission. The proposed transaction is not subject to the jurisdiction of any regulatory agency other than the Commission.
              To the extent that the facilities to be exchanged are currently part of the integrated transmission system operated by Georgia Power and GTC, they will remain a part of such integrated transmission system and thus will remain available for the use of Georgia Power and GTC without charge in accordance with the provisions of the System Agreement.

Item 2.       Fees, Commissions and Expenses.
              The estimated fees and expenses to be paid or incurred, directly or indirectly, in connection with the proposed transaction are:
              Legal Fees ....................................$22,000.00
              Miscellaneous.................................$  1,000.00
              Total .........................................$23,000.00


Item 3.       Applicable Statutory Provisions.

         3.1 The proposed transaction is subject to Sections 9(a) and 12(d) of the Act and Rule 44 thereunder.

         3.2 The proposed transaction will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission in respect thereto. It is expected that the proposed transaction will be consummated as soon as practicable after receipt of all necessary regulatory approvals, as discussed in Item 1. However, Georgia Power requests authority to consummate the transaction at any time on or before December 31, 1999.

              3.3 Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the

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capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
              Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At November 30, 1998, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.959 billion, or about 75.19% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1998 ($3.935 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
              In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
              Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to

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withhold or deny approval for the proposal made in this Application-Declaration.
The action requested in the instant filing (viz. like-kind exchange of substations between GTC and Georgia Power) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
              The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1997, that ratio was 47.5% equity and 52.5% debt (including $4.593 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into consideration, among other things, the transactions contemplated hereby such ratios are 49.6% and 50.4%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 36.1% of total capitalization at September 30, 1998. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This

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implied rating had been in effect since May 1995. Therefore, since the April
1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+". As a point of reference, the pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 43.1%, which is at the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1
              Southern's consolidated retained earnings grew on average approximately 8.6% per year from 1992 through 1996. In 1997, consolidated retained earnings increased $78,148,000, or slightly more than 2%. The reduction in the rate of earnings growth in 1997 was primarily due to a $111 million windfall profits tax assessed against South Western Electricity in the United Kingdom. The total windfall profits tax for South Western Electricity was $148 million; however, the $111 million reflects only Southern's 75% ownership. Despite the imposition of this tax, Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the two calendar years ending after the Rule 53(c) order.
              Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.

--------
1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

              Reference is made to Exhibit I which reflects capitalization at September 30, 1998 and the Statement of Income for the year ended September 30, 1998 for Southern and subsidiaries consolidated.

Item 4.       Regulatory Approval.
              The proposed transaction is not subject to the jurisdiction of any state commission. The proposed transaction is not subject to the jurisdiction of any federal commission other than the Commission.

Item 5.       Procedure.
              Georgia Power requests that the Commission's order herein be issued as soon as the rules will allow and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Georgia Power waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such division opposes the matter covered by this application or declaration.

Item 6.       Exhibits and Financial Statements.
              (a)   Exhibits.

                    A - None.

                    B-1    -  Agreement of Exchange between GTC and Georgia
                              Power with drafts of forms of conveying
                              instruments attached.

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                    B-2    -  System Agreement, dated as of November 12, 1990,
                              between Georgia Power and Oglethorpe Power
                              Corporation. (Designated in Georgia Power's Form 10-K for the year ended December 31, 1990, File No. 1-6468, as Exhibit 10(g)).

                    C      -  None.

                    D      -  None.

                    E      -  None.

                    F      -  Opinion of Troutman Sanders LLP.

                    G      -  None.

                    H      -  Form of Notice.

                    I      -  Capitalization and Income Statement of The
                              Southern Company and Subsidiary Companies after giving effect to certain transactions.

              Exhibits heretofore filed with the Commission designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.
              (b)   Financial Statements.
              Georgia Power's Form 10-Q for the quarter ended September 30, 1998, File number 1-6468, is incorporated herein by reference.

Item 7.       Information as to Environmental Effects.
              (a) In view of the nature of the proposed transaction described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
              (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.


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                                    SIGNATURE
              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated:  January 22, 1999            GEORGIA POWER COMPANY

                                    By:     /s/Wayne Boston
                                                Wayne Boston
                                             Assistant Secretary



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1


Schedule 1                Georgia Power Substation Facilities
------------------------------------------------------------------------------
           Substation                                   Orig. Book Value
                                                         (as of 5/5/98)
----------------------------------------------------------------------
    GPC Distribution Subs:
----------------------------------------------------------------------
1.  Register 46/12 - Excelsior #1                              57,194
----------------------------------------------------------------------
----------------------------------------------------------------------
2.  Geneva 46/12 - Flint #9                                    47,276
----------------------------------------------------------------------
----------------------------------------------------------------------
3.  Oglethorpe 46/12 - Flint #10                               61,785
----------------------------------------------------------------------
----------------------------------------------------------------------
4.  Beaver Creek 46/25 - Flint #13                             64,241
----------------------------------------------------------------------
----------------------------------------------------------------------
5.  Oaky Woods 46/7.2 - Flint #34                               3,245
----------------------------------------------------------------------
----------------------------------------------------------------------
6.  Climax 69/12 - Grady #7                                   205,782
----------------------------------------------------------------------
----------------------------------------------------------------------
7.  Sylvester 46/12 - Mitchell #2                              41,817
----------------------------------------------------------------------
----------------------------------------------------------------------
8.  Acree 115/12 - Mitchell #5                                409,509
----------------------------------------------------------------------
----------------------------------------------------------------------
9.  Cotton 46/12 - Mitchell #9                                 73,028
----------------------------------------------------------------------
----------------------------------------------------------------------
10. Crestview 46/12 - Mitchell #10                             42,068
----------------------------------------------------------------------
----------------------------------------------------------------------
11. Lester 115/25 - Mitchell #11                              462,833
----------------------------------------------------------------------
----------------------------------------------------------------------
12. NW Dublin 115/12 - Oconee #8                              278,464
----------------------------------------------------------------------
----------------------------------------------------------------------
13. Waverly 46/12 - Okefenokee #1                             126,918
----------------------------------------------------------------------
----------------------------------------------------------------------
14. Hoboken 69/20/12 - Okefenokee #5                          204,453
----------------------------------------------------------------------
----------------------------------------------------------------------
15. Waycross-Brunswick Hwy. 46/12 - Okefenokee #8             179,076
----------------------------------------------------------------------
----------------------------------------------------------------------
16. Edison 46/12 - Pataula #2                                  54,607
----------------------------------------------------------------------
----------------------------------------------------------------------
17. Cordreys Mill 46/12 - Pataula #3                           64,394
----------------------------------------------------------------------
----------------------------------------------------------------------
18. Bluffton 46/12 - Pataula #4                                47,659
----------------------------------------------------------------------
----------------------------------------------------------------------
19. Robinson 46/12kv - Rayle #8                                49,431
----------------------------------------------------------------------
----------------------------------------------------------------------
20. Leesburg 46/12 - Sumter #6                                316,692
----------------------------------------------------------------------
----------------------------------------------------------------------
21. Leslie 46/12 - Sumter #7                                   61,930
----------------------------------------------------------------------
----------------------------------------------------------------------
22. Richland 46/12 - Sumter #8                                 46,307
----------------------------------------------------------------------
----------------------------------------------------------------------
23. Blakely 46/12 - Three Notch #1                            227,797
----------------------------------------------------------------------
----------------------------------------------------------------------
24. Lucille 46/12 - Three Notch #3                             65,272
----------------------------------------------------------------------
----------------------------------------------------------------------
25. North Eatonton 46/12 - Tri - County #2                    336,314
----------------------------------------------------------------------
----------------------------------------------------------------------
26. Walnut Creek 115/12 - Tri County #5                       149,643
----------------------------------------------------------------------
----------------------------------------------------------------------
27. Jefferson 46/12 - Jackson #1                              113,541
----------------------------------------------------------------------
----------------------------------------------------------------------
28. Sycamore 46/12 - Irwin #2                                 206,253
----------------------------------------------------------------------
                                                            3,997,529
    GPC Transmission Subs:
----------------------------------------------------------------------
29. Hawkinsville 115/46/25 - Ocmulgee #6                    1,192,905
----------------------------------------------------------------------
----------------------------------------------------------------------
30. Riceboro 115/46                                           984,803
----------------------------------------------------------------------
                                                            2,177,708
----------------------------------------------------==================
Total                                                       6,175,237
----------------------------------------------------==================


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Schedule 2                GTC Substation Facilities

-------------------------------------------------------------------------------
       Substation                      Orig. Book Value
                                           (5/5/98)
-------------------------------------------------------------------------------

GTC Distribution Subs:
----------------------------------------------------
North Metter 46/12 - Excelsior #8           284,564
----------------------------------------------------
----------------------------------------------------
Clarkesville 46/12                          221,028
----------------------------------------------------
                                            505,592
GTC Transmission Subs:
----------------------------------------------------
Forrest Road 115/69/12                    1,513,343
----------------------------------------------------
----------------------------------------------------
Reids 115/46                                347,471
----------------------------------------------------
                                          1,860,814

-------------------------------------===============
Total                                     2,366,406
-------------------------------------===============